EXHIBIT (c)(xiv)

Annual Economic report on the Queensland Economy for the year ended June 30, 2011.

Annual Economic Report

on the Queensland economy

year ended 30 June 2011

2010-11

© Queensland Treasury 2011

Excerpts of this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

2010-11 Annual Economic Report on the Queensland economy – year ended June 2011

ISSN: 1323 0646

This publication is intended only to provide a summary of the subject matter covered and without assuming a duty of care.

Although the information, including commentary, herein has been derived from sources believed to be reliable,

Queensland Treasury does not guarantee or make any representations as to its accuracy or completeness or accept responsibility for any loss or damage occurring as a result of its use.

Annual Economic Report

2010-11

The Queensland Economy

Contents

	Foreword	2

1	Overview	3

2	External environment	5

	International conditions
	Australian economy

3	Components of Queensland’s domestic economy	8

	Household final consumption
	Dwelling investment
	Business investment
	Public final demand

4	Trade sector	12

	Net exports
	Overseas merchandise exports

5	Labour market	15

	Employment
	Participation rate and the labour force
	Unemployment

6	Prices and wages	18

	Consumer prices
	Wages

7	Resident population	20

Foreword

Financial year 2010-11 represented one of the most difficult for the Queensland economy in recent history. Domestically, the State was hit by heavy rainfall from September 2010, which was followed by widespread flooding at the start of 2011, and then Cyclone Yasi in February.

The international environment was also a challenging one. Political turmoil in North Africa and the Middle-East from late 2010 pushed up world oil prices, adding to domestic inflationary pressures from the floods. Sovereign debt concerns intensified in Europe and the US, which led to increased volatility in financial markets throughout the world.

Meanwhile, tragedy struck Japan, traditionally Queensland’s largest trading partner and a key element in the global supply chain, with the earthquake and tsunami taking the lives of thousands of people and severely damaging Japan’s infrastructure and economy.

Reflecting these adverse events, Queensland’s economy grew a marginal 0.2% in 2010-11.

Queensland’s agricultural production and resource exports were affected the most by the natural disasters, with crops damaged or destroyed and coal production and transportation processes severely disrupted. A high Australian dollar also weighed on manufacturing and service exports.

However, growth in domestic demand strengthened in the year. A significant increase in business investment was driven by a ramp up in major resource projects, with a growing pipeline of mining developments set to support State economic growth in coming years.

Public final demand, supported by spending on disaster-related reconstruction, remained at a historically high level.

Meanwhile, household consumption grew modestly in the year. However, dwelling investment contracted, reflecting subdued population growth and higher interest rates, while poor weather conditions also hampered construction activity.

Despite a challenging year for key sectors, Queensland’s employment growth strengthened to 2.3% in 2010-11 on the back of stronger business investment and increased public spending in key service delivery areas. As a result, the year-average unemployment rate fell 0.2 percentage point to 5.5% – its first financial year decline in two years.

The Annual Economic Report is a part of the State Government’s performance accountability framework and is one of many economic resources produced by Queensland Treasury. This publication and other information on Queensland can be viewed at www.treasury.qld.gov.au.

ANDREW FRASER MP

DEPUTY PREMIER

TREASURER OF QUEENSLAND

MINISTER FOR STATE DEVELOPMENT AND TRADE

2        Annual Economic Report 2010-11

1	Overview

Queensland’s gross state product (GSP) grew a marginal 0.2% in 2010-11, the third consecutive year of below average growth since the global financial crisis (GFC). However, this modest result largely reflected the impacts of widespread flooding and Cyclone Yasi during the summer on agricultural production and commodity exports, particularly coal. Abstracting from the trade sector, domestic demand, as measured by gross state expenditure, recovered from a fall of 1.1% in 2009-10 to grow 2.8% in 2010-11 (see Figure 1a).

The direct impact of the natural disasters, combined with protracted coalmine de-watering, led to exports falling 7.8% in 2010-11 – the key detractor from GSP growth during the year. The natural disasters disrupted mine production, rail transport and port operations, resulting in coal export volumes falling by around 20 million tonnes from 2009-10 to 161.9 million tonnes in 2010-11. Agricultural production and exports were also adversely affected, as wet weather destroyed sugar and other crop harvests and lowered yields, while Cyclone Yasi severely lowered horticultural production. This was followed in March 2011 by the devastating earthquakes and tsunami in Japan, traditionally Queensland’s largest trading partner. Meanwhile, a 12.1% year-average appreciation of the A$ against the US$ also weighed on other export sectors, such as manufacturing and tourism.

However, business investment drove a recovery in gross state expenditure in 2010-11, with investment rebounding 19.0%, following a large fall of 18.6% in 2009-10. This rise was driven by a 25.5% increase in non-dwelling construction, which reached a record $20.9 billion in real terms as major resource projects boosted engineering construction. Meanwhile, the high A$, strong prospects for resource demand and some replacement of capital lost during the natural disasters saw machinery and equipment investment recover 12.0% in 2010-11. Supported by reconstruction activity, public final demand remained at a historically high level.

Household consumption rose 2.4% in 2010-11, an improvement on the two prior years when per-capita consumption declined, though still below the long-run average rate of growth of around 4.4%. Consumption was constrained by ongoing consumer caution in an environment of higher interest rates and subdued wealth gains, while household income growth was affected by slower real wages growth. Consumption growth was also suppressed by the lagged impact of the weak dwelling sector over the past year. However, disaster relief payments and insurance payouts somewhat offset these factors, supporting the replacement of lost or damaged household items.

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In contrast, dwelling investment fell 12.9% in 2010-11, the fourth straight yearly fall, driven by a 17.9% decline in new dwelling construction and a 6.8% fall in alterations and additions activity. Subdued dwelling investment reflected weaker underlying drivers of demand, such as slower population growth, higher mortgage rates and the unwinding of the First Home Owners Boost, while falling house prices and tight credit conditions limited investor activity. On the supply side, adverse weather conditions also hindered construction.

Despite a subdued household sector, year-average jobs growth strengthened from 0.9% in 2009-10 to 2.3% in 2010-11, driven by a surge in business investment and public sector support for the economy. With jobs growth outpacing labour force growth, the year-average unemployment rate fell 0.2 percentage point, to 5.5%, in 2010-11. Reflecting the strength in the resources sector, private sector jobs growth was strongest in mining, while the natural disasters saw agriculture, forestry and fishing employment fall sharply.

Brisbane recorded inflation of 3.3% in 2010-11, stronger than the 2.7% recorded in 2009-10, with an acceleration in growth of financial and insurance services and flood-affected food prices during the year.

Table 1a

Components of economic growth1,2

	Queensland				Australia
	Annual change (%)		Contribution[3] (percentage points)		Annual change (%)		Contribution[3] (percentage points)
	2009-10	2010-11	2009-10	2010-11	2009-10	2010-11	2009-10	2010-11
Household consumption	1.4	2.4	0.7	1.2	2.1	3.3	1.1	1.8
Private investment[4]	-11.2	5.7	-2.9	1.3	-2.3	4.0	-0.5	0.9
Dwelling investment	-4.1	-12.9	-0.3	-0.9	2.1	2.6	0.1	0.1
Business investment[4]	-18.6	19.0	-2.9	2.4	-6.4	6.7	-0.9	0.8
Non-dwelling construction[4]	-14.8	25.5	-1.1	1.7	-7.6	10.8	-0.5	0.7
Machinery and equipment[4]	-22.3	12.0	-1.8	0.7	-5.3	2.7	-0.4	0.2
Private final demand[4]	-2.9	3.4	-2.2	2.5	0.8	3.5	0.6	2.7
Public final demand[4]	3.3	0.1	0.8	0.0	6.7	4.5	1.5	1.1
Change in inventories	na	na	0.3	0.2	na	na	0.3	0.2
Gross state/national expenditure[5]	-1.1	2.8	-1.1	2.7	2.4	4.0	2.4	3.9
Net exports	na	na	3.6	-2.8	na	na	0.1	-2.4
Exports of goods and services	6.7	-7.8	2.5	-3.0	5.3	0.2	1.2	0.0
Imports of goods and services	-2.8	-0.7	1.1	0.2	5.1	10.7	-1.1	-2.4
Gross state/domestic product	2.2	0.2	2.2	0.2	2.3	1.8	2.3	1.8

Notes:

1.	Outcomes for overall economic growth and its components represent preliminary estimates based on the June quarter 2011 Queensland State Accounts. Subsequent releases of the Queensland State Accounts may contain revisions to 2010-11 outcomes. na – Indicates not applicable.
2.	Chain volume measure (cvm), 2008-09 reference year.
3.	Sum of component contributions to growth may not add to totals due to rounding.
4.	For Queensland, adjusted for private sector net purchases of second-hand public sector assets.
5.	Excludes statistical discrepancy.

Sources: Queensland State Accounts and ABS 5206.0.

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2	External environment

International conditions

Despite various headwinds, Queensland’s major trading partner GDP growth strengthened slightly in 2010-11, after activity contracted in 2008-09 due to the GFC. Queensland’s major trading partner GDP expanded 4.0% in 2010-11, after growth of 3.5% in the previous year (see Figure 2a). Growth was driven largely by a 6.4% increase in economic activity in non-Japan Asia, led by ongoing industrialisation and urbanisation in China and India. In contrast, growth in many advanced economies was constrained by escalating debt concerns, unwinding of fiscal stimulus and an excess capacity of capital and labour following the recent economic recession. Another headwind for economic activity in 2010-11 was the Great East Japan Earthquake in March, which stalled economic growth in Japan.

Growth in non-Japan Asia was again driven by China, which surpassed Japan as the world’s second largest economy in US$ terms in 2010, and India. However, like many other countries across non-Japan Asia, China faced elevated inflation during 2010-11, which prompted monetary tightening. This, along with allowing the currency to appreciate against the US$, caused some slowing in economic growth. Meanwhile, in other industrialised countries in non-Japan Asia, particularly South Korea and Taiwan, growth in 2010-11 slowed. This partly represented a normalisation from the strong growth 2009-10 that was artificially inflated by a catch-up in activity following the GFC.

In Japan, economic activity grew 1.3% in 2010-11, despite a contraction in the second half of the year due to the March 2011 Great East Japan Earthquake and the ensuing tsunami. Japan’s Government estimated the damage to the capital stock at around 16.9 trillion Yen (around A$206 billion at 2010-11 exchange rates). Industrial production in Japan’s manufacturing sector contracted 15.5% in March, and was 5.4% below its pre-disaster recent peak by June 2011. This contributed toward a sharp contraction in exports late in the year. Further, integrated supply chain management magnified the loss to production capacity in Japan and other countries, with damaged factories removing vital links in the production process for various manufactured products around the world. Reflecting this, the number of cars manufactured globally was estimated to fall by up to 30% in the following two months.

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In Europe, economic activity rose 1.9% in 2010-11, following an aggregate 4.0% contraction over the preceding two years. Activity remained mixed across the region in the year. Improved global economic growth and a lower Euro supported an export led recovery in the core economies of Germany and France, but sovereign debt concerns and fiscal consolidation continued to undermine growth in the periphery. Reflecting increased concerns toward government fiscal positions, the yield spread between Portuguese, Greek and Irish benchmark longer dated government bonds and those of Germany reached multi-decade highs (see Figure 2b), despite successful negotiations of assistance packages for all three countries.

While the US economy grew 2.6% in 2010-11, activity remained below its pre-financial crisis level by the end of the year. By June 2011, private sector employment had recovered only 2.2 million of the 8.8 million private sector jobs that were shed since early 2008. Structural issues weighed on growth prospects for some sectors of the US economy, including a large housing oversupply, which continued to undermine dwelling investment, while high vacancy rates, tight credit conditions and low prices hindered non-housing construction. Moreover, real public final demand contracted in 2010-11, seeing public sector employment fall by 670,000 persons, as all levels of government attempted to improve their fiscal positions.

Monetary settings remained exceptionally loose across major advanced economies, contributing toward longer dated yields falling to multi-decade lows in Germany and the UK. In the US, interest rates of maturities between six months and five years all touched multi-decade lows during 2010-11, reflecting expectations that there would not be any monetary tightening for an extended period of time. A second round of quantitative easing by the US Federal Reserve also acted to keep longer dated interest rates low in the year. This was in contrast to Asia and Australia in particular, where stronger growth prospects contributed to tighter monetary settings. With concerns that inflation could rise in the medium-term, the RBA increased the official cash rate 25 basis points, to 4.75%, in November 2010, where it remained for the rest of 2010-11.

Owing largely to these widening interest rate differentials, differences in monetary policy settings and higher global commodity prices, the A$ reached post-float highs during 2010-11 against the US$ (US$1.09) and Euro (€0.77), reached a 26 year high against the British Pound (£0.67) and a 2 1/2 year high against the Japanese Yen (¥89.6).

6        Annual Economic Report 2010-11

Australian economy

The Australian economy grew 1.8% in 2010-11, easing slightly from 2.3% growth in 2009-10. This was the third successive year of below average growth following the escalation of the GFC in late 2008. Non-farm output increased 1.5% in 2010-11, while farm output surged 22.3%, reflecting significantly improved seasonal conditions across much of the nation. While most sectors of the economy grew solidly, a hit to commodity exports from natural disasters, along with strong imports growth, saw the trade sector detract from growth for the first time in three years (see Figure 2c).

Reflecting substantial price rises for the nation’s key mineral and rural export commodities, Australia’s terms of trade rose 20.7% in 2010-11, to reach their highest levels in 140 years. The higher terms of trade supported near-average household consumption growth of 3.3%, despite a further rise in the household saving ratio to a 24-year high of 10.3%. Dwelling investment rose 2.6% in 2010-11, with 4.7% growth in new dwelling construction partly offset by a 0.3% fall in renovation activity.

Business investment rose 6.7% in 2010-11, with a sustained strong outlook for mineral export prices, as well as a ramp-up in activity related to major liquefied natural gas (LNG) projects, driving a 22.2% rise in engineering construction. This growth was somewhat offset by non-dwelling construction (shops, offices, etc), which fell 4.6%, the third consecutive yearly fall, with this sector continuing to be affected by tight credit conditions and elevated vacancy rates in parts of the nation. Supported by a strong A$, machinery and equipment investment rose 2.7% in 2010-11, compared with modest falls in the previous two years.

However, widespread flooding and cyclone activity, on both the east and west coasts, substantially impacted exports of bulk commodities, particularly in March quarter 2011. Reflecting this, goods and services exports only rose a marginal 0.2% in 2010-11, the weakest growth in eight years. Meanwhile, imports rose 10.7%, in line with higher household consumption and solid business investment growth, with LNG investment particularly import-intensive. The strong A$ also encouraged overseas travel by Australians. As a result, the trade sector detracted 2.4 percentage points from economic growth in 2010-11, the largest detraction since 1973-74.

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3	Components of Queensland’s domestic economy

Household final consumption

Household consumption rose 2.4% in 2010-11, a modest improvement from the two previous years, when growth was below population growth. These outcomes in part reflect households repairing their balance sheets following a period of very strong consumption growth earlier in the decade, driven by a prolonged period of lower interest rates, strong asset price growth and financial product innovation which provided greater access to household wealth for consumption (see Figure 3a).

In 2010-11, national measures of household saving remained elevated, with consumers still cautious as flat house prices and modest equity market gains subdued growth in household wealth. Further, the build-up of housing debt over the earlier boom, combined with weak house price expectations, higher interest rates and tighter lending standards, lowered households’ willingness and ability to use housing wealth for consumption. Growth in disposable incomes slowed in 2010-11, reflecting higher interest rates and some softening in real wages growth. In addition, household spending growth has also been hindered in recent years by the lagged impact of weakness in the dwelling sector.

Reflecting these trends, spending on non-discretionary goods and services such as transport services (up 16.4%), food (up 4.9%), rent and other dwelling services (up 3.1%), insurance and other financial insurance (up 3.1%) and health (up 2.9%) drove consumption growth in 2010-11. Conversely, spending on some discretionary items was weak, with vehicle purchases falling 5.3%, although influenced by disaster-related supply disruptions from manufacturers in Japan later in the year.

While natural disasters also affected household incomes early in 2011, this was offset somewhat by substantial State and Federal support payments, as well as insurance payouts. Consequently, following two years of weakness, spending on furnishings and household equipment recovered slightly to grow by 2.0% in 2010-11, as households replaced lost or damaged goods.

8        Annual Economic Report 2010-11

Dwelling investment

Dwelling investment in Queensland fell for the fourth consecutive year, declining 12.9% in 2010-11, driven by declines in both new dwelling construction (down 17.9%) and renovation activity (down 6.8%). However, dwelling investment showed some signs of stabilising late in the financial year, rising in the June quarter following three consecutive seasonally adjusted quarterly declines (see Figure 3b).

A confluence of factors has driven lower dwelling investment in recent years. Underlying demand has been reduced by a slowing in population growth from almost 120,000 persons in 2008-09 to an estimate of less than 80,000 in 2010-11. Low housing affordability, driven by a rapid increase in house prices over the previous boom, and exacerbated by a general lowering in lenders’ maximum loan-to-value ratios since the GFC, has also prompted a rise in the average household size. Further, year-average standard variable mortgage rates rose more than one percentage point in 2010-11, which, together with an expiration of the First Home Owners Boost from 2010, impacted housing demand. First home buyer housing finance approvals fell by over one-third in 2010-11, to be at their lowest level since records began in 1991-92. Meanwhile, housing finance approvals for non-first home buyers fell 16.3% in 2010-11, to a level unseen since 2000-01. Above average rainfall for much of 2010-11 also disrupted construction and renovation activity.

Expectations of limited short-term capital gains also deterred investor participation in the Queensland housing market. Some regional housing markets such as that in the Gold Coast, Sunshine Coast and Far North, have also suffered from lower tourism activity, a high A$ and tight credit conditions for developers. In 2010-11, medium-to-high density dwelling approvals in the Gold Coast and Sunshine Coast regions were only around 40% and 70% of their 2007-08 levels prior to the financial crisis.

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Business investment

Earlier uncertainty over the economic outlook following the global economic downturn, as well as tight credit conditions and subdued domestic demand, saw business investment fall 18.6% in 2009-10. However, much of this fall was recovered in 2010-11, with a strong A$ and a booming resources sector seeing business investment rebound 19.0%, to $38.6 billion in real terms. The contribution from business investment, at 2.4 percentage points, was the largest single contributor to GSP growth in 2010-11.

Non-dwelling construction (which consists of non-residential building and engineering construction) rose 25.5% in 2010-11. The considerable turnaround was driven by new engineering construction, which surged 39.1% (or $4.2 billion in real terms) to a new historic high of $15.0 billion (see Figure 3c). This result was largely driven by higher resources sector investment. In particular, construction activity in Queensland’s burgeoning LNG industry accelerated, with two projects valued at more than $30 billon commencing construction during the year, while high prices and anticipated ongoing strong demand from emerging Asia supported other mining and related infrastructure investment.

In contrast, non-residential building construction largely stabilised at a lower level in 2010-11, falling a marginal 0.7%. This sector continued to be affected by weak retail conditions, tight credit and relatively high office vacancy rates, particularly in key tourism centres such as the Gold Coast. The passing of the Building the Education Revolution stimulus also saw a wind-back in private education facility construction.

Partly recovering the sharp fall recorded in 2009-10, machinery and equipment investment rose 12.0% in 2010-11, with firms taking advantage of the strong A$ to purchase imported equipment and replace capital lost during the disasters. The commencement of a number of major resource projects also supported related capital goods investment in the transport and construction sectors.

10        Annual Economic Report 2010-11

Public final demand

Public final demand remained at historically high levels in 2010-11, growing a marginal 0.1%, following very strong growth over the past decade (see Figure 3d). Public final demand as a share of GSP has generally increased in recent years, with the public sector providing principal support to the economy following the weakening in private demand during the GFC.

Public final demand includes investment spending by the general government sectors and public trading enterprises, as well as government consumption expenditure, the latter being largely driven by wages for government employees.

State and local general government consumption expenditure in Queensland rose 2.9% in real terms in 2010-11, in line with increased spending in key service areas such as health. However, reflecting fiscal consolidation, this rate of growth was below the average of 4.7% per annum for the previous five years.

State and local government investment spending fell 11.9% in 2010-11. Public investment spending was boosted by repair works and rebuilding of infrastructure damaged from floods and Cyclone Yasi, driven by spending funded by the Natural Disaster Relief and Recovery Arrangements (NDRRA). However, this was offset by some unwinding in the State’s own capital program, excluding capital grants, with the sale of public assets (such as QR National) resulting in some expenditure now being classified as private rather than public investment, as had traditionally been the case.

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4	Trade sector

Net exports

Natural disasters, combined with the high A$, saw total exports fall 7.8% in 2010-11. Although total imports also recorded a slight decline in the year, net exports still detracted 2.8 percentage points from overall economic growth in 2010-11.

A significant fall in coal export volumes due to adverse weather conditions drove a 7.2% decline in overseas goods exports in 2010-11. Meanwhile, goods exports to other states also fell in the year despite some recovery in domestic economic activity nationally.

Already suppressed by the high A$ and worsening economic conditions in the US and Europe, tourism exports were further weighed down by the natural disasters, resulting in overseas tourism exports falling 3.3%, while interstate tourism exports remained at the same level as 2009-10 in 2010-11. Measured in terms of the number of tourist nights, tourist arrivals from North America and Europe fell 8.4% in 2010-11 while arrivals from New Zealand and Japan remained relatively unchanged. Nevertheless, strong growth in arrivals from China, Korea and Taiwan cushioned the extent of the overall decline in overseas tourism exports in the year. Despite the wet weather conditions and Cyclone Yasi causing a 10.8% decline in tourist nights from interstate in the Northern and Tropical North regions, the total number of interstate tourist nights plus day trips in Queensland rose 1.6% in 2010-11, thanks to strong growth in visitor nights and day trips to the Brisbane region.

While overseas goods imports rose 6.7% in 2010-11, its contribution to overall import growth was more than offset by an 11.4% decline in interstate goods imports, according to the Queensland State Accounts. Meanwhile, Queenslanders’ growing interest in holidaying overseas saw overseas tourism imports rise 15.9%, while interstate tourism imports declined 10.7% in 2010-11.

12        Annual Economic Report 2010-11

Overseas merchandise exports

After falling 23.5% in 2009-10, the nominal value of Queensland’s overseas merchandise exports rose 14.0% in 2010-11. This was despite a fall in export volumes after severe flooding and Cyclone Yasi as well as a 12.1% appreciation of the A$ against the US$ (from US$0.88 in 2009-10 to US$0.99 in 2010-11). The higher A$ both lowered returns on US$ denominated exports and made A$ priced exports less competitive – an impediment for Queensland’s manufacturing and agriculture industries in particular.

With a long-term downward trend in the proportion of Queensland’s merchandise exports destined for Atlantic basin advanced economies, Asia has been Queensland’s key merchandise export region, accounting for around two-thirds of the value of merchandise exports in recent years (see Table 4a).

Table 4a

Queensland’s key merchandise export destinations

(% of total nominal merchandise exports)

	Five years to 1992-93	Five years to 2002-03	2008-09	2009-10	2010-11
Japan	36.6	27.4	29.7	22.6	22.7
China	1.5	4.0	9.3	16.0	13.1
India	2.9	5.0	11.7	12.1	13.6
South Korea	6.1	9.7	11.3	10.9	11.9
Other Asia	11.6	14.8	11.1	13.2	12.4
Advanced economies, excluding Asia	29.4	26.8	16.6	15.2	16.7
Other countries	11.7	12.3	10.4	10.0	9.5

Source: ABS unpublished trade data.

The nominal value of Queensland’s crude minerals exports rose 19.2% in 2010-11, to total $28.1 billion, driven mainly by an 18.1% increase in coal export values (see Table 4b). Higher world coal prices offset the impact of the A$ appreciation, as well as declining coal export volumes, which are estimated to have fallen from 182.5 million tonnes in 2009-10 to 161.9 million tonnes in 2010-11.

This fall in coal export volumes reflected heavy rains that began to impact production, rail transportation and port activity from late 2010, and culminated with widespread flooding that severely impacted exports in the first quarter of 2011. By the end of 2010-11, some mines were reporting that production was still water affected, though the rail network had returned to normal operations. By country, China imported less coal from Queensland in 2010-11, reflecting increased domestic production and rising imports from Mongolia and Indonesia. However, coal exports to India continued to grow.

With an improvement in global conditions and industrial production, as well as disrupted domestic supply, metallurgical and thermal coal contract prices rose significantly in 2010-11. Taking into account the A$ appreciation, prices received by exporters for hard coking and semi-soft/PCI coking coal increased by roughly one-third and two-fifths respectively for 2010-11, while prices received for thermal coal rose by around 15%.

The value of processed minerals and metals exports increased 14.7%, driven by rising world prices for aluminium (up 18.1% in year-average terms), copper (up 29.5%), nickel (up 23.6%), lead (up 14.2%) and zinc (up 8.2%). Bauxite, zinc and nickel export volumes also rose in the year, reflecting capacity expansions and a return towards normal production following financial crisis induced lows.

In 2010-11, the nominal value of Queensland’s rural exports rose 15.2%, to total $6.2 billion. This rise was driven by a 13.3% increase in the value of meat exports, which partially recovered the fall recorded in 2009-10, though remained below 2008-09 levels. Meat export volumes in 2010-11 were buoyed by both demand and supply factors. Improved global economic growth supported beef demand and prices, while improved seasonal conditions over the past few years and stronger prices encouraged producers to increase cattle turnoff.

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The other large contributor to rural exports was a 53.2% rise in textile fibres, predominantly driven by strong cotton exports following a good harvest. Cotton production benefitted from improved irrigation levels, while plantation areas increased by almost threefold as high world lint prices further encouraged cotton production. However, rural production was impacted by the high rainfall and Cyclone Yasi in early 2011, with sugar, cotton, sorghum, bananas and avocado crops all affected. In particular, an extensive area of sugar cane was not harvested in 2009-10.

Despite the A$ appreciation, the value of other manufactured exports increased 3.1% in 2010-11, though was 15.8% below its 2008-09 level.

Table 4b

Overseas exports of Queensland merchandise goods

(nominal prices)

Export categories [1]	2009-10 $m	2010-11 $m	Annual change $m	%
Rural [2]
Meat	2,850.0	3,228.7	378.7	13.3
Textile fibres	478.7	733.2	254.5	53.2
Cereals and cereal preparations	447.0	481.0	34.0	7.6
Vegetables and fruit	355.2	338.6	-16.6	-4.7
Feeding stuff for animals	182.5	217.9	35.3	19.4
Other rural	1,085.0	1,219.8	134.8	12.4
Total	5,398.3	6,219.1	820.8	15.2
Crude minerals
Coal [3]	20,529.6	24,246.9	3,717.3	18.1
Other crude minerals	3,051.1	3,861.5	810.4	26.6
Total	23,580.7	28,108.4	4,527.7	19.2
Manufactures
Processed minerals and metals
Non-ferrous metals	3,290.5	3,817.2	526.7	16.0
Other processed minerals and metals	264.5	258.9	-5.6	-2.1
Total	3,555.0	4,076.1	521.1	14.7
Other manufactures
Machinery and non-transport equipment	1,093.1	1,093.6	0.5	0.0
Chemicals, fertilisers (excl. crude), plastics, etc.	572.0	618.2	46.2	8.1
Transport equipment	248.7	277.3	28.6	11.5
Leather, rubber, furniture, clothing, etc.	279.8	251.9	-27.9	-10.0
Miscellaneous manufactures and beverages	346.6	376.9	30.3	8.7
Total	2,540.2	2,618.0	77.8	3.1
Total manufactures [4]	6,095.2	6,694.1	598.9	9.8
Confidential and special [3]	8,191.4	8,307.4	116.1	1.4
Total overseas exports of goods [5]	43,265.6	49,329.1	6,063.5	14.0

Notes:

1.	Based on the Standard International Trade Classification.
2.	Due to ABS reclassification, raw cane sugar exports are included in the ‘confidential items’ export category rather than the ‘Rural’ export category.
3.	Since February 2002 a proportion of coal exports (particularly pulverised coal injection (PCI) exports) has been classified as confidential by the ABS. Accordingly, these exports are included in the ‘confidential items’ export category, along with sugar and some processed metal exports.
4.	Sum of processed minerals and metals and other manufactures.
5.	The sum of individual categories may not equal total due to rounding.

Source: ABS unpublished trade data.

14        Annual Economic Report 2010-11

5	Labour market

Employment

After slowing to a well below average 0.9% in 2009-10, year-average employment growth in Queensland strengthened to 2.3% in 2010-11, representing an increase of 53,000 persons. However, with average hours worked per week falling for the third consecutive financial year, growth in total hours worked was more modest at 1.6% in 2010-11 (see Figure 5a). While declines in average hours worked per week in the last two years partly reflected employers retaining employees but reducing their hours during the GFC, the fall in the average work week in 2010-11 largely reflected a temporary reduction in hours worked due to the impact of the floods in the March quarter.

Reflecting ongoing strength in the resources sector, mining employment – while accounting for less than 3% of total employment – recorded the largest rise of any private industry during the year (see Table 5a). Mining employment rose 28.5%, or 12,300 persons, in 2010-11, with coal mining employment alone increasing 6,900 persons. Employment in the retail and construction industries, the two largest private sector employers, recovered modestly in 2010-11. However, agriculture, forestry and fishing employment fell sharply in 2010-11, down 11,600 persons, likely reflecting the impact of flooding and Cyclone Yasi.

Consistent with below average growth in private sector demand, jobs growth was supported by the public sector in 2010-11. Employment in the public administration and safety, education and training and health care and social assistance sectors rose a combined 33,500 persons, representing around two-thirds of the total rise in employment in the year. Within these sectors, employment growth was strongest in the medical and other health care services and tertiary education categories.

Jobs growth varied considerably between different age cohorts in 2010-11. Persons aged 25 to 34 years experienced the largest rise in employment, driven by higher employment in occupations such as professionals and community and personal service workers. Meanwhile, young people (aged 15 to 24 years) recorded a sharp increase in sales workers employment in 2010-11.

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In comparison, jobs growth for persons aged between 35 and 54 was modest, with growth in occupations such as professionals, community and personal service workers and machinery operators and drivers offsetting lower employment in the manager, clerical and administrative and labourer occupations. Employment of persons 65 years and over grew strongly in 2010-11, with growth broad based across most occupations.

Table 5a

Employment by industry, Queensland

	2010-11		Annual change (’000 persons)		Annual growth (%)
Industry/Sector	’000 persons	% of total	2010-11	10 year average	2010-11	10 year average[1]
Primary and secondary	320.9	13.9	-0.2	3.3	-0.1	1.1
Agriculture, forestry and fishing	77.9	3.4	-11.6	-1.9	-12.9	-2.1
Mining	55.5	2.4	12.3	3.8	28.5	12.1
Manufacturing	187.5	8.1	-0.9	1.3	-0.5	0.7
Services	1,992.9	86.1	48.7	60.8	2.5	3.7
Electricity, gas, water and waste services	33.9	1.5	5.4	2.1	18.8	10.0
Construction	263.8	10.2	1.1	10.1	0.5	5.7
Wholesale trade	75.3	3.3	-7.1	0.4	-8.6	0.6
Retail trade	263.1	11.4	8.0	6.1	3.1	2.7
Accommodation and food services	169.9	7.3	7.5	3.7	4.6	2.5
Transport, postal and warehousing	131.7	5.7	-1.0	4.3	-0.7	4.0
Information media and telecoms	34.0	1.5	4.6	0.5	15.7	1.5
Financial and insurance services	51.1	2.2	-6.6	0.8	-11.5	1.7
Rental, hiring and real estate services	55.7	2.4	4.9	2.3	9.6	5.3
Professional, scientific/technical services	152.9	6.6	1.9	5.6	1.3	4.6
Administrative and support services	82.7	3.6	4.3	2.3	5.6	3.3
Public administration and safety	144.3	6.2	6.8	5.8	4.9	5.2
Education and training	172.1	7.4	11.0	4.9	6.8	3.4
Health care and social assistance	262.7	11.4	15.8	10.0	6.4	4.9
Arts and recreation services	38.5	1.7	0.5	1.0	1.4	3.1
Other services	88.2	3.8	-8.4	1.0	-8.7	1.2
All industries [2,3]	2,313.8	100.0	48.5	64.1	2.1	3.3

Notes:

1.	Compound growth rate.
2.	Industry estimates of employment are only available on the mid-month of each quarter, and therefore do not match aggregate estimates of employed persons derived from monthly data.
3.	The sum of individual industries may not add to total due to rounding.

Source: ABS 6291.0.55.003.

Regional employment outcomes were also varied in 2010-11. Likely reflecting strength in the resources sector, employment growth in the Mackay-Fitzroy-Central West labour force region was strong in the year, at 5.9%, or 12,200 persons. Employment growth was also strong in the Sunshine Coast and Northern-North West labour force regions, at 5.3% and 5.0% respectively. In contrast employment fell in the Wide Bay-Burnett and Darling Downs-South West regions, by 2.1% and 1.2% respectively.

Participation rate and the labour force

The State’s labour force participation rate stabilised, at 67.5%, in 2010-11, as a decline in the participation rate for the 35-54 age cohort was largely offset by rises in most other cohorts. Specifically, modest employment outcomes for persons aged 35 to 54 years contributed to only 1,200 persons in this age cohort entering the labour force (persons employed or unemployed), despite a 14,400 increase in the civilian population (persons aged 15 years and older) for this age group (see Figure 5b). Elsewhere, the participation rates of people aged between 15 and 29 rose, but remained below peaks prior to the global financial crisis. The participation rate of persons aged over 55 years continued to rise in the year, in line with robust employment growth for this age cohort.

Civilian population growth slowed from 2.6% in 2009-10 to 2.2% 2010-11. With the participation rate stable, the labour force in Queensland grew 2.1% in 2010-11, similar to the rate of population growth. However, the rate of labour force growth remains well below previous years, which were characterised by a rising participation rate in addition to strong population growth.

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Unemployment

With employment growth of 2.3% outpacing labour force growth of 2.1%, the year-average unemployment rate fell 0.2 percentage point, to 5.5%, in 2010-11, the first fall in year-average terms after two consecutive increases (see Figure 5c). Queensland’s year-average unemployment rate remained well below the long-run historical average.

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6	Prices and wages

Consumer prices

The Brisbane Consumer Price Index (CPI) increased 3.3% in 2010-11, strengthening from 2.7% growth in 2009-10. Housing remained the largest single contributor to inflation in the year, with rents, utilities and construction costs together contributing almost one-third of the total rise in headline prices.

However, the contribution from housing was in line with that in the previous year, with the strengthening in overall inflation in 2010-11 largely reflecting transitory factors. The impact of widespread flooding and Cyclone Yasi saw higher fruit and vegetable prices contribute 0.4 percentage point to year-average inflation in 2010-11, a contribution that will be unwound through 2011-12. Rises in world oil prices drove automotive fuel costs higher, despite some offsetting influence from the appreciation in the A$. The federal increase in tobacco excise in mid-2010 fully impacted headline inflation in 2010-11, with higher tobacco prices alone contributing 0.6 percentage point to the overall annual inflation result. Financial and insurance services, after detracting from inflation in 2009-10, contributed to CPI growth in 2010-11, reflecting higher insurance premiums and an increase in the wedge between lending and deposit rates.

However, outside of the above factors, inflation was contained, limited by the appreciation in the A$ and subdued consumer demand. Falling prices for overall discretionary goods and services, including recreation and clothing and footwear, detracted a combined 0.2 percentage point from inflation in the year.

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Wages

Reflecting the lagged impact of weaker economic and employment growth in prior years, growth in average weekly ordinary time earnings for full-time adults (AWOTE) in Queensland eased further to 4.0% in 2010-11 (to $1,262 per week), following growth of 6.5% and 7.3% in 2009-10 and in 2008-09 respectively (see Figure 6b).

Nationally, growth in AWOTE eased to 4.2% in 2010-11, with the level of AWOTE reaching an average of $1,283 per week. By industry, national AWOTE growth was strongest in electricity, gas, water and waste services (up 9.1%), transport, postal and warehousing (up 8.9%), mining (up 6.5%) and finance and insurance services (up 6.1%). AWOTE fell in rental, hiring and real estate services (down 2.1%), reflecting the subdued dwelling sector, and administrative and support services (down 0.1%).

The Wage Price Index (WPI) is a preferable measure of labour costs, which measures the increase in the price of labour that is not attributable to measurable changes in the quality or quantity of work performed. Year-average growth in the WPI in Queensland accelerated from 3.3% in 2009-10 to 3.9% in 2010-11. This compares with a similar acceleration in national year-average growth from 3.1% to 3.8%.

Industry trends in WPI growth nationally were similar to those for AWOTE and generally reflected the strength of the mining and related sectors during the year. In particular, private sector industries such as mining, utilities, construction, professional, scientific and technical services and finance and insurance all recorded WPI growth of above 4% in 2010-11.

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7	Resident population

Queensland’s estimated resident population grew by 1.7% in the first three quarters of 2010-11 (latest data available) relative to the first three quarters of 2009-10, while the population in the rest of Australia increased by 1.4% over this period. Queensland has now recorded faster population growth than the rest of Australia in each year since 1970-71. In the first three quarters of 2010-11, Queensland’s population rose by slightly more than 1,428 persons per week, down from just over 1,631 per week in the first three quarters of 2009-10.

A slowdown in net overseas migration has been the main driver of lower population growth in Queensland and nationally since early 2009. The fall in net overseas migration partly reflected lower permanent settler arrivals from key source countries, such as New Zealand and the United Kingdom. However, another key driver of lower overseas migration has been a fall in enrolments in some long-term stay education sectors. These falls partly reflect past changes to Commonwealth migration rules and student visa policies. In the first three quarters of 2010-11, average weekly net overseas migration to Queensland was 608 persons, compared with the average of over 754 persons in the same period of 2009-10.

Net interstate migration to Queensland has eased since 2002-03, partly reflecting some catch-up in Brisbane house prices relative to other main states, though the wedge between Brisbane house prices and other state capitals widened in 2010-11. In the first three quarters of 2010-11, average weekly net interstate migration was 130 persons, compared with 186 per week in the same period in 2009-10.

Both Queensland and the rest of Australia have experienced an upward trend in the rate of natural increase (births minus deaths) since 2002-03, though natural increase slowed for both in the first three quarters of 2010-11. However, with a larger slowdown in net overseas migration, natural increase became the main driver of population growth in Queensland in 2010-11. The average weekly natural increase, at 690 persons per week in the first three quarters of 2010-11, was broadly unchanged from the same period in 2009-10.

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Queensland

Government

www.treasury.qld.gov.au